UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 21, 2024

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis upgrades mid-term guidance and highlights deep pipeline in core therapeutic areas to drive long-term growth

Ad hoc announcement pursuant to Art. 53 LR

  Mid-term sales guidance upgraded to +6% CAGR 2023-2028 and +5% 2024-2029

  Strong momentum in the business with 8 in-market brands with USD 3bn+ to USD 8bn+ peak sales potential and 15+ near-term submission-enabling readouts

  30+ high-value medicines in the pipeline expected to support continued mid-single digit sales growth beyond 2029

Basel, November 21, 2024 – Today Novartis announced an upgrade to its mid-term guidance, in advance of its Meet Novartis Management event for investors and analysts in London. Previous guidance for +5% sales CAGR 2023-2028 was upgraded to +6%, driven by strong momentum of in-market growth drivers and upcoming launches, most of which have expected US exclusivity in the 2030’s or beyond.

Rolling forward its mid-term guidance with strong 2024 performance as the base year, Novartis now expects to grow sales at +5% CAGR 2024-2029. The company remains on track to deliver core operating income margin1 of 40%+ by 2027, benefiting from continued strong sales growth and productivity improvements.

“Novartis has completed its transformation into a pure-play innovative medicines company, with deep expertise and capabilities across our core therapeutic areas and technology platforms. Our focus has allowed us to sharpen our commercial execution and increase our peak sales estimates for Cosentyx, Kisqali, Kesimpta, Pluvicto and Leqvio, and we have more than 15 submission-enabling readouts in the coming years to further bolster our growth profile,” said Vas Narasimhan, CEO of Novartis. “Longer term, we’ve identified more than 30 assets in the pipeline with significant potential to rejuvenate our portfolio and support mid-single-digit growth post 2029. Taken together, we remain confident in our focused strategy and ability to deliver sustainable value creation for shareholders.”

While the majority of the company’s portfolio comes from its internal innovation engine, value-creating bolt-ons remain an important element of the Novartis capital allocation policy. Novartis has executed more than 30 strategic deals in the last two years, primarily in the exploratory to preclinical stage. Recent examples include the acquisition of Kate Therapeutics, which complements the company’s ongoing efforts to innovate new gene therapies for neuromuscular disorders, and the worldwide licensing and collaboration agreement with Ratio Therapeutics for a next-generation SSTR2-targeting radiotherapeutic candidate, which adds to the company’s deep radioligand therapy pipeline.

During the event today, investors and analysts will hear from CEO Vas Narasimhan and have the opportunity to engage with senior leaders from across the company in an open Q&A format. A live webcast of the event will be available on our website at https://www.novartis.com/investors/event-calendar, along with a copy of the CEO presentation. A replay will be available once the event has concluded.

1 Core results are non-IFRS measures. An explanation of non-IFRS measures can be found on page 46 of the 3Q24 Interim Financial Report.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “potential,” “can,” “will,” “expected,” “pipeline,” “launches,” “guidance,” “drive,” “growth,” “expected,” “continued,” “remains,” “on track,” “deliver,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure; or regarding the consequences of the spin-off of Sandoz and our transformation into a “pure-play” innovative medicines company. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; uncertainties regarding the use of new and disruptive technologies, including artificial intelligence; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties in the development or adoption of potentially transformational digital technologies and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major political, macroeconomic and business developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing are trademarks owned by or licensed to Novartis.

This press release includes non-IFRS financial measures, including core results. An explanation of non-IFRS measures can be found on page 46 of the 3Q24 Interim Financial Report.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis Media Relations E-mail: media.relations@novartis.com

Central		North America
Anja von Treskow	+41 79 392 9697	Michael Meo	+1 862 274 5414
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Switzerland
Satoshi Sugimoto	+41 79 619 2035

Novartis Investor Relations
Central investor relations line: +41 61 324 7944
E-mail: investor.relations@novartis.com

Central		North America
Isabella Zinck	+41 61 324 7188	Sloan Simpson	+1 862 345 4440
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Imke Kappes	+41 61 324 8269	Parag Mahanti	+1 973 876 4912

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: November 21, 2024	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting